UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated October 3, 2016: Safe Bulkers Inc. Agrees to the Novation of a Japanese Newbuilding Panamax Class Vessel and the Sale of a Japanese Newbuilding

Kamsarmax Class Vessel

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2016

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Agrees to the Novation of a Japanese Newbuilding

Panamax Class Vessel and the Sale of a Japanese Newbuilding

Kamsarmax Class Vessel

Monaco – October 3, 2016 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that the Company has agreed to novate an existing newbuild contract for Hull No. S835, a Japanese Panamax class vessel, and sell, upon delivery, Hull No. 1551, a Japanese Kamsarmax class vessel, in each case, to entities owned by Mr. Polys Hajioannou, the Chairman of the Board and the Chief Executive Officer of the Company.  Each vessel is scheduled to be delivered in the first quarter of 2017.

The two transactions were evaluated and approved by a Special Committee of the Company’s Board of Directors, which committee was wholly comprised of independent members of the Board and advised by independent counsel.  The Special Committee obtained two appraisals from independent third party brokers for each newbuild vessel, and negotiated the terms of each transaction.

The higher of the two appraisals obtained from the independent third party brokers was $21.5 million for Hull No. S835 and $24.5 million for Hull No. 1551; or $46.0 million in the aggregate. The remaining capital expenditure requirements of the Company in respect of Hull No. S835 and Hull No. 1551 were $48.2 million in the aggregate. The difference of $2.2 million between the aggregate vessel valuations and the remaining aggregate capital expenditure requirements with respect to the newbuilds, as well as the commission of 1% of the contract price payable to the related party management company with respect to each of the newbuilds, have been waived in favor of the Company.

Through these transactions, the Company will substantially preserve its liquidity position and avoid the need to incur additional indebtedness. As a result of the transactions described above, the Company will record an aggregate non-cash impairment loss of $16.6 million in the third quarter of 2016, which represents installments already paid in respect of Hull No. S835 and Hull No. 1551.

Dr. Loukas Barmparis, President of the Company, said: “Consistent with our efforts to preserve liquidity through arrangements with our commercial lenders and maintenance of a lean operational profile, these transactions have allowed the Company to continue to minimize its cash outflows for capital expenditures.  Of the four newbuild vessels that were previously on the Company’s orderbook, we have been able to finance one newbuild vessel through the issuance of preferred equity securities and we now have entered into arrangements to sell or novate two additional newbuild vessels, thus substantially preserving the Company’s liquidity position.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock, Series B, Series C and Series D preferred stock is listed on the NYSE, where it trades under the symbols “SB”, “SB.PR.B”, “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in the Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com